FP: truCrowd



Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

THE COMPANY

1.   Name of issuer: Ruf Technology Corporation

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jeff J Chen   Dates of Board Service:June,2018

Principal Occupation: 1572 Kimberly Ave Fullerton CA 92831
Employer: Ruf Technology Corp   Dates of Service: Aug,2018
Employer's principal business: Home Automation

List all positions and offices with the issuer held and the period of time in which the director served in the position or office: None

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Morning Industry Inc
Employer's principal business: Access Control Devices
Title: President   Dates of Service: Jan,1999
Responsibilities :Products Development

FP: truCrowd

RUF

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jeff J Chen

Title: CEO Dates of Service: June,2018

Responsibilities: Products R&D and Development

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Morning Industry Inc
Employer's principal business: Access Control Devices
Title: President Dates of Service: Jan,1999
Responsibilities :Products Development

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Jeff Chen	1,000,000	100%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Internet of Things, or IoT, is a concept that is growing more and more mainstream. Simply put, it's the means of connecting "things" through an intelligent network, like the internet, and being able to control or monitor these things autonomously or with human interaction. IoT devices has been a part of our daily lives for a some time now, integrated within our cities making them smarter; streetlamps turning on at certain times of the day, safety and security alarms notifying emergency responders, updating of transportation schedules across different mediums and stations simultaneously. It was only natural that the integration of IoT devices would make its way into home living, the smart housing era has begun and only gaining more momentum


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

THE MARKET

The U.S. Home Automation Market had revenue amount to $18,877m in 2018. Revenue is expected to show an annual growth rate (CAGR 2018-2022) of 14.8%, resulting in a market volume of $32,806m in 2022. Household penetration is at 32% in 2018 and is expected to hit 53.1% by 2022. Growth in the number of installed IoT technologies is projected to exceed that of personal computers by a factor of ten over the next four years, increasing from roughly 4.3 billion in 2015 to 23.4 billion by the end of 2019. -BI Intelligence Cisco analysts estimate that IoT will create $14.4 trillion in net profit between 2013 and 2022. General Electric projects that industrial IoT technologies could add about $15 trillion to global GDP by 2030 IDC estimates that the IoT market would grow at a compound annual growth rate of 7.9 percent to reach $8.9 trillion by 2020.

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800





Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$7,400**
Maximum Amount	**21,400**	**$1,070,000**	**$950,800**

THE PROBLEM

DEVICES Currently the smart home market is oversaturated by different companies providing specific devices for home automation. Some of the more well-known ones: Nest for climate control, Phillips for lighting, WeMo for smart outlets, Ring for doorbells, August for door locks, Sonos for music, Amazon for voice controls, and more; with more than a dozen competing companies within each of those categories. All are trying to convince the others to join their ecosystem for interconnectivity, but each apprehensive to join.

COMMUNICATION TECHNOLOGY

There are the alliances for differing communication technology (Bluetooth, Wi-Fi, z wave, signee, or proprietary), building unique apps, programs, and controls under the alliance they pledged to, making smart phone organization a hassle.

CONSOLIDATION AND APPS

Then there are third party developers that try to consolidate all the other apps in one all-in-one control center, but having to deal with differing firmware. It makes for a very cumbersome collection of micro ecosystems all competing for your attention. Lack of interconnectivity and oversaturation of the market: Too many devices, too many networks, differing comm tech (Bluetooth, Z Wave, ZigBee). Consumer Adaption: Only the tech/network savvy can program. Costly initial investment


72

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

The Competition

	NEST	RING	AUGUST	WEMO/BELKIN	PHILIPS HUE
Door Lock	$250		$150-250		
Door Sensor	$400**	$20			
Environment Sensor (Temp/Hum)					
Hub/Bridge/Control Panel			$80	$40	$60
Keypad Security	$400**	$50	$80		
Motion Sensor	$400**	$30			$40
RF Tags	$400**				
RGB LED Light Strip					$30-90
Security Cam	$200-350	$200-250		$80-130	
Smart Bulb White/RGB					$15-50
Smart Outlet/plugs				$35-100	
Smart Wall Switches/Dimmers				$50-155	$25-50
Smoke/CO Detector	$120	$40			
Thermostate	$150-250				
Video Doorbell	$230	$100-500	$200		
Water Leak Detector		$35			
Pro Security Monitoring	$20-30/mo	$30-100/yr			
** Combo Price					

The Solution

RUF, Inc. will manufacture its own smart home inter-connected devices and become the first company in the world to manufacture a full range of interconnected devices for homes which can be controlled by its own app. By doing this the Company will not rely on other companies to be compatible with its other devices and app. RUF, Inc. will develop state-of-the-art, user-friendly app, with voice commands, that controls the interconnected devices. Firmware and app updates will be simultaneous so there will be no lag and no wait time while apps update. RUF, Inc. smart devices will utilize a form of communication technology that's been used by military and space communication for decades. Its three main traits that make it optimized for smart device communication its ability to transmit long distances, resilience to interference, and it's very low power consumption. RUF, Inc. will provide full installation and basic programming of devices for subscribed customers; a type of PAY-AND-PLAY, taking out the hassle and learning curve of self and DIY installation.

Under one RÛF Security and Home Automation: Consolidate all device manufacturing and program/application coding under one roof.

Low entry-level learning: smart phone global control, voice command enabled devices.

Better, Safer, Longer Distance: Utilize advanced communication technology that will replace Z-Wave.

Hassle Free Pay-and-Play: Installation and programming will be provided by RUF technicians.

Communication is Key

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$7,400**
Maximum Amount	**21,400**	**$1,070,000**	**$950,800**

RUF is one of few to integrate LoRa communication technology for personal use. Its long range, low power consumption, and high anti-jamming/interruption capabilities makes it perfect for smart devices. Will be one of the first LoRa-based Smart home products in the US for personal use. Smart connectivity through ultra low power and long range wireless technology.

• Peer to peer network
• Low latency
• RF interference tolerance coding
• Smart and secure cloud management
• Over-the-air firmware update
• Cloud and gateway support both LoRaWAN and LoRa Home protocol

Ultra low power and long range
• Taking advantage of Lora RF technology
• Protocol optimized for long battery life and low latency
• Low standby current


High data transfer
High Energy Use
BANDWIDTH
Low data transfer
Low Energy Use
WLAN / WiFi
(Wireless Local Area Network)
NB
(Network Bands)
3G: CDMA, GSM, GPRS, EDGE
4G: LTE, TD-LTE, LTE ADVANCED
LoWPAN
(Low-Power Wireless Personal Area Network)
Z-WAVE, ZIGBEE, 6LoWPAN
BLUETOOTH
LORA
EFFECTIVE DISTANCE

RUF Devices

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$7,400**
Maximum Amount	**21,400**	**$1,070,000**	**$950,800**


SMART HUB
Smart HUB
HOME SECURITY
Doorbell Camera
Security Camera
Door/Window Sensor
Motion Sensor
Smart Door Lock
HOME MAINTENANCE
Sprinkler Controller
Smart Thermostat
Temp/Humidity Sensor
Water Leak Sensor
Smoke/CO Detector
Water Valve Controller
Gas Valve Controller
HOME LIVING
Smart Outlet
Smart Switch/Dimmer
RF Transceiver
Smart Curtain/Blinds
RGB/White Light Bulb
RGB Ambient Lightstrip
Asset Tracking

RUF Strategy

RUF, Inc. will be the first company that provides users a full range of smart home equipment on a FREE upfront basis and charge merely on a monthly basis.

The following would be the initial purchase packages available. Clients could upgrade from one package to another over time, or purchase additional hardware to supplement their existing package. Additional devices would be introduced over time allow for continuous upgrade opportunities and higher Lifetime Value per client

$19.99/mo., 2-Year Contract:
▪ 2 Door Locks ▪ 2 Door/Window Sensors
▪ 1 Motion Sensor
▪ 1 Security Camera
▪ 2 RF Keychain Passes
▪ 2-Years of professional security

$29.99/mo., 2-Year Contract:
▪ 2 Door Lock ▪ 2 Door/Window Sensors
▪ 1 Motion Sensor
▪ 2 Security Camera
▪ 2 RF Keychain Passes
▪ 2 Smart Plugs
▪ 1 Smoke/CO Detector
▪ 2-Years of professional security

FP: truCrowd

RUF

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

$39.99/mo., 2-Year Contract:

- 2 Door Locks
- 4 Door/Window Sensors
- 1 Motion Sensor
- 2 Security Camera
- 2 RF Keychain Passes
- 4 Smart Plugs
- 1 Smoke/CO Detector
- 1 Smart Thermostat
- 2-Years of professional security

$69.99/mo., 2-Year Contract:

- 3 Door Lock
- 6 Door/Window Sensors
- 2 Motion Sensor
- 3 Security Camera
- 2 RF Keychain Passes
- 4 Smart Plugs
- 4 Water Leak Sensor
- 2 Smoke/CO Detector
- 1 Smart Thermostat
- 1 outdoor sprinkler control
- 2-Years of professional security

$99.99/mo., 2-Year Contract:

- 3 Door Lock
- 8 Door/Window Sensors
- 2 Motion Sensor
- 3 Security Camera
- 2 RF Keychain Passes
- 6 Smart Plugs
- 4 Water Leak Sensor
- 3 Smoke/CO Detector
- 1 Smart Thermostat
- 1 outdoor sprinkler control
- 2 smart blind control
- 2-Years of professional security

Customer Process

RUF will provide an end-to-end solution and control the client experience. Through the Client Acquisition process RUF will introduce the subscription model, schedule an in home assessment appointment that allows the sales staff to up-sell and consolidate the subscriber model. The process continues through the professional installation and system programming, and the subscriber model is validated through the value add monitoring

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$7,400**
Maximum Amount	**21,400**	**$1,070,000**	**$950,800**

and maintenance cycles. All allowing constant touch opportunities to engage and potentially up-sell the client through upgrades


CUSTOMERS: Hassle free Pay and Play is the simple process for customers; sign up for a subscription plan THEN start operating RUF smart devices through phone or voice command. Thats it!
SUBSCRIPTION CONTRACT
HOME ASSESSMENT
INSTALLATION
PROGRAMMING
USE/OPERATE
MAINTENANCE REPAIRS
CUSTOMER SERVICE
RUF, INC: Technical process will be soley done by RUF. Home assessment, installation, app and voice command programing, maintenance and repairs, and customer services will be fulfilled and provided by trained RUF technicians and representatives.

RUF Cloud Framework

Unlike many competitors offering which are simply hardware sales at retail or online stores, RUF is a comprehensive solution which includes a robust back-end system. This adds significant value to the client and provides many of the value add services part of the subscription model. This complex back-end Cloud infrastructure also is a key component of the LORA exclusivity and high barrier to entry to competitors.

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$7,400**
Maximum Amount	**21,400**	**$1,070,000**	**$950,800**


R Û F Cloud
Gateway
APP
RÛF
Mobile/PC/Embed Applications
Third-Party Access
Amazon Alexa
Google Assistant
Apple Siri
Ali Aligenie
Baidu DuerOS
Other Platforms
Voice recognition
API
HTTP API
MQTT API
TCPAPI
APP
Web
Interface
Message Broker Clusters
Message Queue Clusters
Communication
Data Analysis
Timer&Schedule Unit
Notification System
Business Logic Units
Permission Unit
B2B & B2C Account/Auth System
Third-part Accounts Management
Home Safety System
Home Automation & Intelligent System
Voice Handlers(Alexa/Aligenie/DuerOS)
Intelligence
Shared Cache
TSDB
Business DB
Log System
File System
Data-Archive DB
Metrics
Data Dig
Self-Correction
Search Engine
Deep Learning
External Service Dispatchers
Report
Management
Monitor
Notification
Logs & Search
SMS Service
Email Service
APP Push Service
Weather Service
Tel Service
...

Marketing

Marketing and promotion is a critical aspect of the RUF business plan and implementation strategy, it has the following key components:

BRANDING
- Representation
- Look and Feel
- Building Credibility
- Advertisement
- Entry level transition to home automation
- Hassle free
- Installation free
- Program free
- Easy Voice and Phone operations
- Low tier subscription
- Instant gratification

PUBLIC RELATIONS
- Pop-up on hand demonstrations and Kiosks
- Retail stores
- Tradeshows
- Distributors
- Multi Home/Multi Family complexes
- Realtors
- Road Shows
- Tech blogs/bloggers
- Tech vlogs/vloggers

SALES
- Subscribers
- Private Buyers/DIY
- Wholesales
- RUF Representatives/Technicians
- E-Commerce - Retail



FP: truCrowd

RÛF

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

Growth Strategy

CITY WIDE Phase 1 (Month 0-12): Raise "Series A" capital of $10 million Construct manufacturing and assembly facility in the U.S. Los Angeles Headquarters and establish software/hardware team. Develop an interactive and user-friendly website Develop an efficient operations system Establish distribution partnerships Launch local marketing campaign and targeting a few cities initially in the Southern California Region TARGET: 5000 CONTRACTS

US WEST- CA, AZ, NV, OR, WA Phase 2 (Month 13-30): Raise "Series B" capital of $80-100 million Launch marketing campaign in U.S. to target businesses Increase marketing to further penetrate the U.S. WEST market. Establish additional distribution partnerships Improve, increase, and develop product line up Improve and maximize customer satisfaction Improve operational efficiency while increasing the size of operations Hire and train additional staff and management TARGET: 300,000 CONTRACTS

NATIONAL WIDE Phase 3 (Month 31-60): Raise approximately $200 million as "Series C" capital Launch marketing efforts Nation Wide Establish a lead branch office Hire and train additional staff and management in different states Continue to improve and maximize customer satisfaction Continue to improve, increase, and develop product line and quality Hire industry CEO

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.



FP: truCrowd

RUF

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Technology displacement, a new proprietary and fully integrated platform displaces LORA

(2) Loose Strategic Advantage, RUF currently holds a strategic advantage that will allow us to be first to market using the exclusivity of the LORA distribution agreement in the US. If we loose said strategic advantage, it will be more difficult to capture a significant market share, and create a barrier to entry to mitigate competition.

(3) Marketing strategy fails to deliver the needed Client Acquisition Cost metrics that are projections are based on or fails to deliver the conversion calculated. Our business plan and exit strategy depends on reaching a critical mass in subscriber volume.

(4) Key Man Risk, RUF is a small enterprise that has a high dependency on Jeff Chen our CEO and strategic business developer. RUF has a few Key Persons that are critical for the success of our business plan. At this point we are aware of said risk and looking at options to mitigate.

(5) Change in paradigm. Now our business is highly dependent on the rise of IoT and aggregated devices for a Smart Home using a subscriber and continuity model. If this paradigm changes drastically and is no longer viable our business plan would suffer and RUF would be required to restructure its business model at high cost and with significant lose in time to reimplement.

(6) We may not receive enough funding to fully execute our business plan and capture the needed market-share to be profitable and stable.

(7) Although we have tried to thoroughly research and assess the conditions that could adversely affect our business plan to counter them by mitigating, or avoiding, there are potential adverse conditions that we are currently not aware of that could create a significant obstacle and delay or prevent the successful execution of our business objectives.

(8) Competition, we are aware of competing offers, differences between us and key competitors. We see the number of competitors in our space as a validation that the offer is needed and viable from a consumer standpoint, as well as from an exit / Buy Out standpoint. At this point we feel we have a strategic advantage, yet we may not anticipate a competitor that can out pace us, or disintermediate us through technology, or displace us by outspending our marketing capacity.

(9) Cost Convergence, our business model is based on pre-delivering expensive hardware to subscribers that they will pay back over 2 years. During said time they may upgrade or add on new hardware under similar terms. We have calculated an expected attrition ratio yet if this attrition ration or defaults grow past our maximum threshold we may not be able to converge the cost of the equipment delivered with the revenue received from monthly fees. When our loses exceed our revenue capacity we run the risk of insolvency.


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

(10) In the end we are making a calculated investment in a particular technology LORA on which to build a proprietary Smart Home IoT offering, and delivering it to clients, while monetizing said deliverables through a subscription continuity model with a 2 year recovery period before any client becomes revenue positive. This model has a high cost of client acquisition, and a long term for the pay back of our investment. There is a risk that our assessment of the client lifespan and value is inaccurate or changes due to market, technology, competition, economy, or many other factors that as of today seem manageable and reasonable risks. Yet, if this changes our assumptions could be wrong and thus there are multiple risk factors that could prevent our business plan from succeeding.

THE BOTTOM LINE:
If we do well, the stock should do well also, yet life offers no guarantees, and neither can we.
If we make mistakes or have unforeseen things happen to us, our suppliers or the world,
we can make little or no revenue and can be driven out of business.
Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

RUF Inc. seeks capital to implement its business plan which consists primarily of securing an exclusivity distribution agreement with LORA (LORA proprietary IoT devices, and in the future access to LORA WAN), and a cash intensive client acquisition plan. The main goal of RUF is to reach critical mass of subscribers and position itself for a Buy Out. Client acquisition and establishing a barrier to entry to competitors through the LORA exclusivity are key. As secondary goals RUF will build out a staff, establish an inventory and logistics capacity.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000.00	$1,070,000
Less: Offering Expenses		
(A)truCrowd	$800.00	$85,600.00
(B)Escrow	$300.00	$32,100.00
(C)Reviewed Financials	$1,500.00	$1,500.00
Net Proceeds	$7,400.00	$950,800.00
Use of Net Proceeds		
(A)Marketing	$5000.00	$650,000.00
(B)Travel	$2000.00	$20,000.00
(C)Legal	$400.00	$2500.00
(D)Office Operating Expenses		$78,300.00
(E)LORA Product Development		$200,000.00
Total Use of Net Proceeds	$7,400.00	$950,800.00


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

13.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

SECURITY OFFERED FOR SALE	**SAFE+REV** $^{(TM)}$ **(SIMPLE AGREEMENT FOR FUTURE EQUITY** *PLUS* **REVENUE PARTICIPATION)**
VALUATION CAP	**$6,300,000**
MFN PROVISION	**Yes.**
ANTI-DILUTION RIGHTS	**No.**
TARGET NUMBER OF UNITS OF SAFE+REV$^{(TM)}$	**200**
MAXIMUM NUMBER OF UNITS OF SAFE+REV$^{(TM)}$	**21,400**



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

PURCHASE PRICE PER **UNITS**	**$50**
MINIMUM **UNITS** PER INVESTOR	**5**
OFFERING DEADLINE	**December 31, 2019**
USE OF PROCEEDS	**See page 31**
REVENUE PARTICIPATION	**Yes**
OFFERING GROSS REVENUE PARTICIPATION PERCENTAGE	**20%**
REPAYMENT MULTIPLE	**3X**
MEASUREMENT PERIOD START	**January 1st, 2020**
MEASUREMENT PERIOD END	**January 1st. 2039**

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities



FP: truCrowd

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$7,400**
Maximum Amount	**21,400**	**$1,070,000**	**$950,800**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
Common Stock:				
	20,000,000	1,000,000	☑ Yes ☐ No	☐ Yes ☑ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Founder Common Stock has voting rights, the security offered through the Reg CF offer is SAFE + REV, that has no equity right (until the SAFE will be converted, if ever).

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The shareholders identified at Q6 will decide when, if ever, the SAFE will get converted into equity.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).



Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

VALUATION



The 5 Methods Used

$ 1,403,608
Scorecard Method
$ 1,026,000
Check-List Method
$ 2,433,157
Venture Capital Method
$ 11,679,018
DCF with LTG
$ 18,003,191
DCF with Multiples

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Weights
of the 5 methods
33%
34%
11%
11%
11%

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

VALUATION

The Average Pre-Money valuation is:	$ 4,344,721
Lower Bound $ 2,420,000	
Higher Bound	$ 6,269,000

For the SAFE+REV security offered via this offering, we will use the higher bound of the valuation to set the Valuation Cap for the SAFE component of the security offered.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

Additional issuances of securities:
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities:



FP: truCrowd

RUF

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

As 12/31/2018 the company has an outstanding loan ($150,348) payable to its shareholder. The loan has annual interest rate of 3% and has maturity date on 12/31/2039. There are no prepayments penalties.

25. What other exempt offerings has the issuer conducted within the past three years?

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:



FP: truCrowd

RUF

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

None to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

The company works with LORA technology (provided by a third party company) and it developed the RUF 25+ home automation devices.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

As of the end of last year. The company has about $3,000 in cash and cash equivalents, and about $110,000 in inventory. Also, there is a loan from shareholders of about $150,000.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Ruf Technology Corporation
For the Year Ended December 31, 2018
With Independent Accountant's Review Report

FP: truCrowd



Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

Ruf Technology Corporation

Financial Statements

For the Year Ended December 31, 2018

Contents



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$7,400**
Maximum Amount	**21,400**	**$1,070,000**	**$950,800**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Ruf Technology Corporation

I have reviewed the accompanying financial statements of Ruf Technology Corporation (the Company), which comprises the balance sheet as of December 31, 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
February 13, 2019



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

(This page intentionally left blank.)


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

Ruf Technology Corporation

Balance Sheet

	December 31, 2018
Assets	
Current assets:	
Cash and cash equivalents	$ 3,030
Inventory	111,164
Total current assets	114,194
Long-term assets	-
Total assets	$ 114,194
Liabilities and Stockholders' equity	
Current liabilities:	
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Stockholders' equity:	
Common stock, no par value (*note 3*)	
Authorized shares, 20,000,000	
Issued and outstanding shares, 1,000,000	25,000
Retained deficit	(61,154)
Shareholder's loan	150,348
Total Stockholders' equity	114,194
Total liabilities and Stockholders' equity	$ 114,194

See Independent Accountant's Review Report.





FP: truCrowd

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$7,400**
Maximum Amount	**21,400**	**$1,070,000**	**$950,800**

Ruf Technology Corporation

Statements of Operations
For the Year Ended December 31,

	2018
Revenues	**$ -**
Expenses:	
Financing Fee	**18,470**
R&D expenses	**17,000**
Start-up expenses	**4,150**
Travel	**21,453**
Total operating expenses	**61,154**
Net loss	**$ (61,154)**

See Independent Accountant's Review Report.


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

Ruf Technology Corporation

Statements of Changes in Stockholders' Equity

	Common Stock, no-par value	Shareholders Loan	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2017	$ -	-	$ -	$ -
Common stock issued	25,000	-	-	25,000
Net Loss	-	-	(61,154)	(61,154)
Shareholder's Loan	-	150,348	-	150,348
Balance at December 31, 2018	$ 25,000	150,348	$ (61,154)	$ 114,194

See Independent Accountant's Review Report.

6



FP: truCrowd

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$7,400**
Maximum Amount	**21,400**	**$1,070,000**	**$950,800**

Ruf Technology Corporation

Statements of Cash Flows

	December 31, 2018
Operating activities	
Net income	$ **(61,154)**
Increase in inventory	**(111,164)**
Net cash used by operating activities	**(172,318)**
Investing activities	
	-
Net cash used in investing activities	**-**
Financing activities	
Proceeds for shareholder loan	**150,348**
Proceeds from issuance of common stock	**25,000**
Net cash provided by financing activities	**175,348**
Net increase in cash and cash equivalents	**3,030**
Cash and cash equivalents at the beginning of year	**-**
Cash and cash equivalents at the end of year	**$ 3,030**

See Independent Accountant's Review Report.



FP: truCrowd

RUF

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking?
☐ Yes ☑ No

(C) engaging in savings association or credit union activities?



FP: truCrowd

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with



FP: truCrowd

RUF

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 31st

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: rufhome.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934



FP: truCrowd

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

RUF

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

Summary

SECURITY OFFERED FOR SALE	***SAFE+REV*** (TM) (***S****IMPLE* ***A****GREEMENT FOR* ***F****UTURE* ***E****QUITY* PLUS ***REV****ENUE PARTICIPATION***)***
VALUATION CAP	**$6,300,000**
DISCOUNT RATE	
MFN PROVISION	**Yes.**
ANTI-DILUTION RIGHTS	**No.**
TARGET *NUMBER OF UNITS OF SAFE+REV*(TM)	**200**
MAXIMUM NUMBER OF UNITS OF SAFE+REV(TM)	**21,400**
*PURCHASE PRICE PER **UNITS***	**$50**
*MINIMUM **UNITS** PER INVESTOR*	**5**
OFFERING DEADLINE	**December 31, 2019**
USE OF PROCEEDS	**See page 31**
REVENUE PARTICIPATION	**Yes**
OFFERING GROSS REVENUE PARTICIPATION PERCENTAGE	**20%**
REPAYMENT MULTIPLE	
MEASUREMENT PERIOD START	**January 1st, 2020**
MEASUREMENT PERIOD END	**January 1st. 2039**


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between _____ herein referred to as "Issuer/Company" and _____ herein referred to as "Investor" for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

      (A) **SAFE** (Simple Agreement for Future Equity) fully described in the attached Exhibit A, and
      (B) **REV** (Revenue Participation Rights Agreement) fully described in the attached Exhibit B.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+R EV Agreement, in which case this SAFE+REV Agreement shall prevail.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of _____, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

<center>SAFE</center>

<center>**(Simple Agreement for Future Equity)**</center>

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], [Company Name], a [State of Incorporation] corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $6,300,000.

The "**Discount Rate**" is [*100 minus the discount*]%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other



FP: truCrowd

RUF

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.



FP: truCrowd

RŪF

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. ***Company Representations***

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound;



FP: truCrowd

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. ***Miscellaneous***

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.



FP: truCrowd

RUF

Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: ______________________________

Signature: ______________________________

Print Name: ______________________________

Date: ______________________________

Issuer: ______________________________

Signature: ______________________________

Print Name: ______________________________

Date: ______________________________



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800



Ruf Technology Corp.
1572 Kimberly Ave
Fullerton, CA 92831

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)

Issuer: _____ is herein referred to as the "Issuer". Issuer is an _____ corporation whose registered agent address is: _____.

· **Number of Units to Investor:** Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_____ ($_____ per Class A Revenue Share Unit).

· **Offering Metrics:**

o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".

o The "Offering Gross Revenue Participation Percentage" _____

o The "Measurement Period" is that period of time commencing on _____ and ending on _____

o The "Repayment Multiple" is _____

o The "Total Per Unit Defined Return" is $_____

1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:

· Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

· Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

2. **Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3.   **Miscellaneous**

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$7,400
Maximum Amount	21,400	$1,070,000	$950,800

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____